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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















  -------------------------------------------------------------------
-----------------------------------------------------------------------










                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of net assets available for benefits, with fund information Statements of changes in net assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules
----------------------
Line 27a - Schedule of assets held for investment purposes
Line 27d - Schedule of reportable transactions










                    REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Investment Plan for Salaried Employees of
  IMC Global Operations Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC Global Operations Inc. as of June 30, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ERNST & YOUNG LLP

October 24, 1997

                                                                                EIN:  36-3513204
                                                                                PLAN #:  004

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                          OF IMC GLOBAL OPERATIONS INC.
                     ---------------------------------------
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
     ----------------------------------------------------------------------

                                  June 30, 1997
                                 --------------
                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                          IMC        Fixed
Money
                                  Equity      Bond       Global      Income
Market   Balanced    Growth      Loan
                        Total      Fund       Fund     Stock Fund     Fund   Fund      Fund       Fund       Fund
                       ----------------------------------------------------------------------------------------------
ASSETS
----------------------
Investments, at fair
 value:
  Master trust funds -
    IMC Global Stock
     Fund             $12,662,607                           $12,662,607
    IMC Global Fixed
     Income Fund       43,289,253                                        $43,289,253
    IMC Global Bond
     Fund               2,209,100               $2,209,100
  Mutual funds -
    Fidelity Equity-
     Income Fund, Inc. 20,878,378  $20,878,378
    Vanguard Money Market
     Reserves, Inc. -
     Prime Portfolio      793,799                                                     $793,799
    Vanguard Wellington
     Fund, Inc.         5,811,880                                                               $5,811,880
    Fidelity Magellan
     Fund, Inc.         5,803,489                                                                           $5,803,489
  Loans to participants 3,271,099                                                                                       $3,271,099
                      -----------  -----------  ----------  -----------  -----------  --------  ----------  ----------  ----------
                       94,719,605   20,878,378   2,209,100   12,662,607   43,289,253   793,799   5,811,880   5,803,489   3,271,099

Receivables:
  Employee contribu-
   tions                  300,717       72,372       7,462       53,479       91,740     1,980      31,458      42,226
  Employer contribu-
   tions                1,995,293      467,204      54,896      358,083      635,697    16,677     189,999     272,737
  Accrued interest and
   dividends                2,903                                                        2,903
                      -----------  -----------  ----------  -----------  -----------  --------  ----------  ----------  ----------
     Total receivables  2,298,913      539,576      62,358      411,562      727,437    21,560     221,457     314,963
                      -----------  -----------  ----------  -----------  -----------  --------  ----------  ----------  ----------
Total assets available
 for benefits          97,018,518   21,417,954   2,271,458   13,074,169   44,016,690   815,359   6,033,337   6,118,452   3,271,099

Due (to) from brokers         (23)       9,699       6,708     (162,527)      99,552    15,505      20,786      10,254
                      -----------  -----------  ----------  -----------  -----------  --------  ----------  ----------  ----------

Net assets available
 for benefits         $97,018,495  $21,427,653  $2,278,166  $12,911,642  $44,116,242  $830,864  $6,054,123  $6,128,706  $3,271,099
                      ===========  ===========  ==========  ===========  ===========  ========  ==========  ==========  ==========


                       (See Notes to Financial Statements)

                                                                                EIN:  36-3513204
                                                                                PLAN #:  004

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                          OF IMC GLOBAL OPERATIONS INC.
                     --------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------

                                  June 30, 1996
                                 --------------
                                                              Fund Information
                                  ----------------------------------------------------------------------------------
                                                        IMC        Fixed   Money
                                Equity      Bond       Global      Income   Market   Balanced    Growth      Loan
                      Total      Fund       Fund     Stock Fund     Fund     Fund      Fund       Fund       Fund
                     ----------------------------------------------------------------------------------------------
ASSETS
----------------------------
Investments, at fair value:
  Master trust funds -
    IMC Global Stock
     Fund          $  9,709,749                            $9,709,749
    IMC Global Fixed
     Income Fund     55,789,610                                      $55,789,610
    IMC Global Bond
     Fund             2,230,150               $2,230,150
  Mutual funds -
    Fidelity Equity-
     Income Fund,
     Inc.            19,997,184  $19,997,184
    Vanguard Money
     Market Reserves,
     Inc. - Prime
     Portfolio          982,782                                                       $982,782
    Vanguard Wellington
     Fund, Inc.       4,970,916                                                                 $4,970,916
    Fidelity Magellan
     Fund, Inc.       5,362,674                                                                             $5,362,674
  Loans to partici-
   pants              3,518,835                                                                                         $3,518,835
                    -----------   ----------   ---------    ---------   ----------     -------   ---------   ---------   ---------
                    102,561,900   19,997,184   2,230,150    9,709,749   55,789,610     982,782   4,970,916   5,362,674   3,518,835

Receivables:
  Employee contribu-
   tions                370,403       86,744       7,735       55,488      127,117       1,913      34,024      57,382
  Employer contribu-
   tions              2,299,821      522,202      56,273      373,737      814,088      15,164     200,656     317,701
  Accrued interest
   and dividends          4,056                                                          4,056
                    -----------   ----------   ---------    ---------   ----------     -------   ---------   ---------   ---------
   Total receivables  2,674,280      608,946      64,008      429,225      941,205      21,133     234,680     375,083
                    -----------   ----------   ---------    ---------   ----------     -------   ---------   ---------   ---------

Assets available for
 benefits          $105,236,180  $20,606,130  $2,294,158  $10,138,974  $56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                   ============  ===========  ==========  ===========  ===========  ==========  ==========  ==========  ==========


                       (See Notes to Financial Statements)

                                                                                EIN:  36-3513204
                                                                                PLAN #:  004

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                          OF IMC GLOBAL OPERATIONS INC.
                     --------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1997
                        --------------------------------


                                                              Fund Information
                                  ----------------------------------------------------------------------------------
                                                          IMC        Fixed    Money
                                  Equity      Bond       Global      Income    Market   Balanced    Growth      Loan
                        Total      Fund       Fund     Stock Fund     Fund    Fund      Fund       Fund       Fund
                       ----------------------------------------------------------------------------------------------
Investment income:
  Interest and
   dividends       $   994,608   $   430,012                                         $  40,654  $  176,433
$   73,594  $  273,915
  Net appreciation
   in fair value  of
   investments       6,264,782     4,368,398
850,318   1,046,066
  Income (loss) from
   master trust
    funds            3,189,865                 $  211,618   $   (59,031)   $3,037,278
                   -----------   -----------   ----------   -----------   ----------  ---------  ----------  ----------  ---------
    Total investment
      income        10,449,255     4,798,410      211,618       (59,031)    3,037,278    40,654   1,026,751   1,119,660     273,915

Contributions:
  Participants       3,827,716       885,373       87,258       644,561     1,275,279    27,098     353,658     554,489
  Employer           2,464,445       584,240       60,811       443,713       752,786    20,717     242,429     359,749
                   -----------   -----------   ----------   -----------   ----------  ---------  ----------  ----------  ---------
    Total contribu-
     tions           6,292,161     1,469,613      148,069     1,088,274     2,028,065    47,815     596,087      914,238

Transfers to other
 plans              (7,356,501)   (1,955,465)    (221,530)     (840,577)   (3,147,260)  (15,090)   (415,423)    (521,841)  (239,315)

Cash and stock
 distributed to
 withdrawing
 participants      (17,602,600)   (2,496,073)    (211,068)     (531,620)  (12,213,952) (291,236) (1,170,991)    (529,804)  (157,856)

Transfers of invest-
 ment direction                     (994,962)      56,919     3,115,622   (2,318,704)    44,806     812,103     (591,304)  (124,480)
                   -----------   -----------   ----------   -----------   ----------  ---------  ----------  ----------  ---------
Net increase
 (decrease) in
 assets available
  for benefits      (8,217,685)      821,523      (15,992)    2,772,668  (12,614,573)  (173,051)    848,527      390,949   (247,736)

Assets available for
 benefits-beginning
 of year           105,236,180    20,606,130    2,294,158    10,138,974   56,730,815  1,003,915   5,205,596    5,737,757  3,518,835
                   -----------   -----------   ----------   -----------   ----------  ---------  ----------  ----------  ---------

Net assetss available
 for benefits-end of
 year             $ 97,018,495   $21,427,653   $2,278,166   $12,911,642   $44,116,242 $ 830,864  $6,054,123   $6,128,706 $3,271,099
                  ============   ===========   ==========   ===========   ===========  =========  ==========  ==========  =========


                       (See Notes to Financial Statements)

                                                                                EIN:  36-3513204
                                                                                PLAN #:  004

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                          OF IMC GLOBAL OPERATIONS INC.
                     --------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                        --------------------------------

                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                            IMC        Fixed        Money
                                   Equity       Bond       Global      Income       Market   Balanced    Growth      Loan
                      Tota  l       Fund        Fund     Stock Fund     Fund         Fund      Fund       Fund       Fund
                     ----------------------------------------------------------------------------------------------------
Investment income:
  Interest and
   dividends       $  3,399,891  $   405,549  $   87,310  $    37,533  $1,917,210  $   38,523  $  113,257  $  800,509
  Net appreciation
   (depreciation)
   in fair value of
   investments        6,324,927    2,907,518      72,443    3,251,585                   4,303     461,386    (372,308)
  Income (loss)
   from master
   trust funds        1,212,541                    9,781     (634,647)  1,837,407
  Loans to partici-
   pants - interest     296,129       18,520       6,406       10,016     104,483       1,576       3,771       2,653  $  148,704
                   ------------  -----------  ----------  -----------  -----------  ----------  ----------  ----------  ----------
    Total investment
     income          11,233,488    3,331,587     175,940    2,664,487   3,859,100      44,402     578,414     430,854     148,704

Contributions:
  Participants        4,461,479      957,184      98,398      617,255   1,764,023      23,328     351,879     649,412
  Employer            2,840,431      635,850      70,439      455,083   1,026,519      18,909     242,096     391,535
                   ------------  -----------  ----------  -----------  -----------  ----------  ----------  ----------  ----------
    Total contribu-
     tions            7,301,910    1,593,034     168,837    1,072,338   2,790,542      42,237     593,975   1,040,947

Transfers from other
 plans                  157,153       39,087      47,840       15,900        2,931                  14,033      28,736       8,626

Cash and stock
 distributed to
 withdrawing partici-
 pants               (7,908,737)    (711,022)   (122,415)    (499,417)  (5,908,804)    (43,275)   (135,630)   (453,821)   (34,353)

Transfers of invest-
 ment direction                    2,469,680    (448,739)  (2,300,096)  (6,629,227)    296,182   1,845,570   1,370,772   3,395,858
                   ------------  -----------  ----------  -----------  -----------  ----------  ----------  ----------  ----------
Net increase
 (decrease) in
 assets available
 for benefits        10,783,814    6,722,366    (178,537)     953,212   (5,885,458)    339,546   2,896,362   2,417,488   3,518,835

Assets available
 for benefits -
 beginning of year   94,452,366   13,883,764    2,472,69    9,185,762   62,616,273     664,369   2,309,234   3,320,269
                   ------------  -----------  ----------  -----------  -----------  ----------  ----------  ----------  ----------

Assets available
 for benefits -
 end of year       $105,236,180  $20,606,130  $2,294,158  $10,138,974  $56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                   ============  ===========  ==========  ===========  ===========  ==========  ==========  ==========  ==========


                       (See Notes to Financial Statements)

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.
                ---------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------



1.  Description of the Plan
    -----------------------
    The following description of the Investment Plan for Salaried
Employees of IMC Global Operations Inc. (the Plan), formerly the
Investment Plan for Salaried Employees of IMC Fertilizer, Inc., provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
    The Plan was established on March 1, 1988 and was most recently restated on July 1, 1993 and amended through March 1, 1995. Salaried employees of IMC Global Operations Inc. (a wholly-owned subsidiary of IMC Global Inc.) and its wholly-owned domestic subsidiaries (the Company) are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------
    The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 in calendar years 1997 and 1996. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by IMC Global Inc.'s Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. IMC Global Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the years ended June 30, 1997 and 1996. Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
    Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized or unrealized gains or losses.

Administrative Expenses
-----------------------
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
    Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

  Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

  Bond Fund - Since January 1, 1996, investments are made in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC Global Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments. Prior to January 1, 1996, the Bond Fund of America, Inc. shares were held directly.

  IMC Global Stock Fund - Investments are made in shares of the IMC Global Stock Fund which invests in the common stock of IMC Global Inc.

  Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC Global Fixed Fund, a pooled fund shared only by other IMC Global Operations Inc. 401(k) plans. Prior to that time, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs), the Marshall Money Market Fund and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1997 holdings are described below:

     (a) A contract with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

     (b) A contract with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

     (c) A contract with Hartford Life Insurance Company with a guaranteed interest rate of 8.15 percent through December 19, 1997.

     (d) The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests primarily in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government agency and other AAA rated fixed income instruments.

  Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

  Balanced Fund - Investments are made in shares of the Vanguard
  Wellington Fund, Inc. a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

  Growth Fund - Investments are made in shares of the Fidelity
  Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

  Loan Fund - Investments are loans made to participants, as described below.

    Participants elect their desired investment program upon joining the Plan. Since April 1, 1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds to any other fund, or in 25 percent increments to any combination of funds. Effective July 1, 1991 through March 31, 1996, participants could not transfer funds of existing account balances between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective January 1, 1996; at the same time loans were transferred to the Loan Fund.

Vesting
-------
    All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
    Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

    Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
    Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

    Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthdays.

Loans to Participants
---------------------
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.  Summary of Significant Accounting Policies
    ------------------------------------------
Use of Estimates
----------------
    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
--------------------
    All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the master trust funds, the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Trust Short Term Investment Fund and the mutual funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Investment in Trusts
--------------------
    As of January 1, 1996, investment assets of the Bond Fund, the IMC Global Stock Fund and the Fixed Income Fund were comprised of shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The plan was a 100 percent, 100 percent and 99 percent, respectively, participant in the IMC Global Bond Fund, the IMC Global Stock Fund and the IMC Global Fixed Income Fund at June 30, 1997 (100 percent, 100 percent and 99.5 percent at June 30, 1996).

    The assets of the pooled funds as of June 30, 1997 were as follows:

                                                       IMC Global
                             IMC Global   IMC Global     Fixed
                              Bond Fund   Stock Fund   Income Fund
                              ---------   ----------   -----------
Bond Fund of America, Inc.  $2,185,496
IMC Global Inc. common stock              $12,267,220
LaSalle Natoinal Trust, N.A.
 Income Plus Fund                                       $14,039,255
Guaranteed Investment
 Contracts -
  Commonwealth Life Insurance
   Company                                                7,397,502
  Hartford Life Insurance
   Company                                                6,095,582
  CDC Investment Management
   Corp.                                                  6,248,886
  National Westminster Bank
   Group                                                  4,551,550
  Rabobank Alternative                                    5,024,565
Marshall Money Market Fund      30,064      1,215,429       320,066
Pending transaction                         (990,823)       (9,417)
Accrued interest and dividends     248          1,734        77,796
                            ----------     -----------  -----------
Net assets of pooled fund   $2,215,808    $12,493,560   $43,745,785
                            ==========     ===========  ===========

    The assets of the pooled funds as of June 30, 1996 were as follows:

                                                        IMC Global
                             IMC Global    IMC Global     Fixed
                              Bond Fund    Stock Fund   Income Fund
                              ---------   ----------   -----------

Bond Fund of America, Inc.  $2,202,956
IMC Global Inc. common stock               $9,434,770
LaSalle Natoinal Trust, N.A.
 Income Plus Fund                                       $26,827,224
Guaranteed Investment
 Contracts -
  Commonwealth Life Insurance
   Company                                                6,776,887
  Hartford Life Insurance
   Company                                                5,527,202
  CDC Investment Management
   Corp.                                                  6,138,138
  National Westminster Bank
   Group                                                  4,860,622
  Rabobank Alternative                                    5,111,051
Marshall Money Market Fund      27,058        321,888       296,649
Pending transaction                          (47,947)         6,245
Accrued interest and dividends     136          1,038       509,020
                            ----------     ----------   -----------

Net assets of pooled fund   $2,230,150     $9,709,749   $56,053,038
                            ==========     ==========   ===========

    Changes in the pooled balances during the year ended June 30, 1997 are summarized as follows:

                                                       IMC Global
                             IMC Global   IMC Global     Fixed
                              Bond Fund   Stock Fund   Income Fund
                              ---------   ----------   -----------

Additions:
  Interest and dividend
   income                   $  158,219    $   121,232   $ 3,134,388
  Net appreciation
   (depreciation) in fair
   value of investments         53,399      (198,841)
  Contributions and
   transfers from other
   plans                       826,635     18,950,730    18,681,691
                            ----------     -----------  -----------
                             1,038,253     18,873,121    21,816,079

Deductions:
  Benefits paid              1,052,595     16,089,310    34,010,742
  Investment expenses                                       112,590
                            ----------     -----------  -----------
                             1,052,595     16,089,310    34,123,332
                            ----------     -----------  -----------

Net increase (decrease)
 in assets                    (14,342)      2,783,811  (12,307,253)
Pooled fund assets,
 beginning of year           2,230,150      9,709,749    56,053,038
                            ----------     -----------  -----------

Pooled fund assets,
 end of year                $2,215,808    $12,493,560   $43,745,785
                            ==========     ===========  ===========

    Changes in the pooled balances from January 1 through June 30, 1996 are summarized as follows:

                                          IMC Global   IMC Global
                             IMC Global    Company       Fixed
                              Bond Fund   Stock Fund   Income Fund
                              ---------   ----------   -----------

Additions:
  Interest and dividend
   income                   $   42,106     $   22,522   $ 1,116,667
  Net appreciation
   (depreciation) in fair
   value of investments       (22,900)      4,139,424       (4,296)
  Contributions and
   transfers from other
   plans                        90,886      1,063,880     1,934,134
                            ----------     ----------   -----------
                               110,092      5,225,826     3,046,505

Deductions:
  Benefits paid                234,355      1,549,921     6,312,940
  Investment expenses                                        49,689
                            ----------     ----------   -----------
                               234,355      1,549,921     6,362,629
                            ----------     ----------   -----------

Net increase (decrease)
 in assets                   (124,263)      3,675,905   (3,316,124)
Assets transferred at
 January 1, 1996             2,354,413      6,033,844    59,369,162
                            ----------     ----------   -----------

Pooled fund assets at
 June 30, 1996              $2,230,150     $9,709,749   $56,053,038
                            ==========     ==========   ===========

Income Recognition
------------------
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
    Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants.  Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual
Return/Report of Employee Benefit Plan) as liabilities.  There were no unpaid withdrawals at June 30, 1997.  The following schedule reconciles the net assets available for benefits per the Form 5500 to the financial statements at June 30,
1996:
                                                              IMC        Fixed     Money
                                   Equity       Bond        Global       Income    Market     Balanced      Growth       Loan
                      Total         Fund        Fund      Stock Fund      Fund      Fund        Fund         Fund        Fund
                   ---------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits per
 the Form 5500     $105,118,045  $20,588,738  $2,286,330  $10,145,110  $56,637,957  $1,003,915  $5,201,001  $5,736,159  $3,518,835
Amounts allocated
 to withdrawing
 participants -
  June 30, 1995         133,135       17,392       7,828        2,408       99,314                   4,595       1,598
  June 30, 1996         (15,000)                               (8,544)      (6,456)
                   ------------  -----------  ----------  -----------  -----------  ----------  ----------  ----------  ----------

Net assets available
 for benefits per
 the financial
 statements        $105,236,180  $20,606,130  $2,294,158  $10,138,974  $56,730,815  $1,003,915  $5,205,596  $5,737,757  $3,518,835
                   ============  ===========  ==========  ===========  ===========  ==========  ==========  ==========  ==========

The following schedule reconciles the withdrawal amounts per the Form 5500 to the statement of changes in assets available for benefits:
                                                              IMC        Fixed       Money
                                   Equity       Bond        Global       Income      Market     Balanced      Growth       Loan
                      Total         Fund        Fund      Stock Fund      Fund        Fund        Fund         Fund        Fund
                   ---------------------------------------------------------------------------------------------------------------

Year ended June 30, 1997
------------------------
Withdrawals per
 Form 5500         $17,617,600   $2,496,073    $211,068     $540,164  $12,220,408   $291,236  $1,170,991    $529,804    $157,856
Withdrawal liabil-
 ities per Form 5500:
  at June 30, 1996      15,000                                 8,544         6,456
                   ===========   ==========    ========     ========   ===========   ========  ==========    ========    ========

Withdrawals per
 statement of
 changes in assets
 available for
 benefits          $17,602,600   $2,496,073    $211,068     $531,620   $12,213,952   $291,236  $1,170,991    $529,804    $157,856
                   ===========   ==========    ========     ========   ===========   ========  ==========    ========    ========

Year ended June 30, 1996
------------------------

Withdrawals per
 Form 5500          $7,790,602     $693,630    $114,587     $505,553    $5,815,946    $43,275    $131,035    $452,223     $34,353
Withdrawal liabil-
 ities per Form 5500:
  at June 30, 1995     133,135       17,392       7,828        2,408        99,314                  4,595       1,598
  at June 30, 1996     (15,000)                               (8,544)       (6,456)
                     ----------     --------    --------     --------    ----------    -------    --------    --------     -------

Withdrawals per
 statement of
 changes in assets
 available for
 benefits           $7,908,737     $711,022    $122,415     $499,417    $5,908,804    $43,275    $135,630    $453,821     $34,353
                    ==========     ========    ========     ========    ==========    =======    ========    ========     =======

3.  Net Appreciation (Depreciation) in Fair Value of Investments
    ------------------------------------------------------------
    During 1997 and 1996, net appreciation (depreciation) in fair value of the
Plan's investments as determined by quoted market price was as follows:


                                                    IMC      Money
                             Equity     Bond       Global    Market   Balanced    Growth
                 Total        Fund      Fund     Stock Fund   Fund      Fund       Fund
--------------------------------------------------------------------------------------------------
Year ended June 30, 1997
------------------------
Mutual funds   $6,264,782  $4,368,398                                  $850,318   $1,046,066
               ----------  ----------   -------   ----------  ------    --------  ---------
Net appreciation in
 fair value    $6,264,782  $4,368,398                                  $850,318   $1,046,066
               ==========  ==========   =======   ==========   ======   ========  =========

Year ended June 30, 1996
------------------------
Common stocks  $3,251,585                         $3,251,585
Mutual funds    3,073,342   $2,907,518   $72,443               $4,303  $461,386   $(372,308)
              -----------   ----------   -------  ----------   ------  --------   ---------
Net appreciation
 (depreciation)
 in fair value $6,324,927   $2,907,518   $72,443  $3,251,585   $4,303  $461,386   $(372,308)
               ==========   ==========   =======  ==========   ======  ========   =========

4.  Significant Investments
    -----------------------
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

<CAPTION
                                          1997             1996
                                       -----------      -----------
IMC Global Stock Fund                  $12,662,607      $ 9,709,749
IMC Global Fixed Income Fund            43,289,253       55,789,610

Mutual funds -
  Fidelity Equity-Income Fund, Inc.     20,878,378       19,997,184
  Vanguard Wellington Fund, Inc.         5,811,880        4,970,916
  Fidelity Magellan Fund, Inc.           5,803,489        5,362,674

5.  Federal Income Tax Status
    -------------------------
    The Internal Revenue Service ruled June 7, 1989 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES
                        ----------------------

                                                            EIN:  36-3513204
                                                            PLAN #:  004





                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC GLOBAL OPERATIONS INC.
                   --------------------------------------
         LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         ----------------------------------------------------------

                                                  June 30, 1997
                                  -----------------------------------------
                                   Principal amount
                                     or number of                 Current
Identity of Issuer  Description        shares           Cost        value
------------------  --------------- --------------    ---------   ---------
IMC Global Inc.* Master trust funds -
                  IMC Global Inc.
                   Stock Fund   359,680 units        $13,108,670 $12,662,607
                  IMC Global Inc.
                   Bond Fund    197,936 units          2,007,708   2,209,100
                  IMC Global Fixed
                   Fund       3,998,722 units         40,346,190  43,289,253

Marshall & Ilsley
 Trust Company*  Mutual funds -
                  Fidelity Equity-
                   Income Fund,
                   Inc.               424,444 shares  17,464,061  20,878,378
                  Vanguard Money
                   Market Reserves,
                   Inc. - Prime
                   Portfolio          793,799 shares     793,799     793,799
                  Vanguard Welling-
                   ton Fund, Inc.     199,996 shares   5,245,553   5,811,880
                  Fidelity Magellan
                   Fund, Inc.         63,740 shares    5,387,403   5,803,489

Loans to participants (6.75% - 11.00%)                             3,271,099
                                                                 -----------
                                                                 $94,719,605
                                                                 ===========
*  Indicates party-in-interest to the Plan.

                                                                                     EIN:  36-3513204
                                                                                     PLAN #:  004

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                         OF IMC GLOBAL OPERATIONS INC.
                    --------------------------------------
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------
                       FOR THE YEAR ENDED JUNE 30, 1997
                       --------------------------------
                                 Purchases                Sales
Identity of     Description      ---------    -----------------------------
Party Involved    of Assets        Cost         Cost       Proceeds    Gain
--------------  ------------       ----         ----       --------    ----
Category (iii) transactions -
  series of transactions in excess
  of 5 percent of plan assets:

IMC Global Inc.* IMC Global Stock
                 Fund           $22,562,887  $15,455,941  $16,122,430 $666,489
                IMC Global Fixed
                 Income Fund     13,775,738   33,289,049   34,223,373  934,324

Marshall & Ilsley
 Trust Company* Fidelity Equity-
                Income Fund,
                 Inc.             8,849,107   11,049,598   11,610,731  561,133
                Vanguard Welling-
                 ton Fund Inc.    5,404,707    5,101,086    5,245,293  144,207
                Fidelity Magellan
                 Fund, Inc.       4,110,087    4,766,050    4,636,584(129,466)

NOTE: There were no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 1997.

*  Indicates party-in-interest to the Plan.




                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Salaried Employees of
                     IMC Global Operations Inc.


                                  LYNN F. WHITE
                       -------------------------------------------
                                  Lynn F. White
                 Acting Chairman of the Employee Benefits Committee

Date:  December 19, 1997

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

LYNN F. WHITE
--------------
Lynn F. White         Acting Chief Financial       December 19, 1997
                      Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge  Senior Vice President,       December 19, 1997
                      Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith    Senior Vice President,       December 19, 1997
                      Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr. President and                December 19, 1997
                      Chief Executive Officer